                                                                    EXHIBIT 12.1

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                  (unaudited)

                          Period from Date of                             Pro Forma
                              Commencement      Year Ended   Year Ended   Year Ended
                          (October 1, 1996) to December 31, December 31, December 31,
                           December 31, 1996       1997         1998         1998
                          -------------------- ------------ ------------ ------------
Computation of Earnings:
  Income (loss) before
   provision for income
   taxes and
   extraordinary item...        $234,000        $7,492,000   $1,311,000   $  (91,000)
  Net fixed charges (b).         213,000         1,575,000    5,258,000    6,660,000
                                --------        ----------   ----------   ----------
    Total earnings......        $447,000        $9,067,000   $6,569,000   $6,569,000
                                ========        ==========   ==========   ==========
Computation of Fixed
 Charges:
  Interest expense......        $105,000        $  932,000   $4,199,000   $5,601,000
  Capitalized interest..               0                 0      303,000      303,000
  Estimated interest
   component of rental
   expenses.............         108,000           643,000    1,059,000    1,059,000
                                --------        ----------   ----------   ----------
    Total fixed charges.        $213,000        $1,575,000   $5,561,000   $6,963,000
                                ========        ==========   ==========   ==========
Ratio of earnings to
 fixed charges..........             2.1x              5.8x         1.2x         -- (a)
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(a) On a pro forma basis earnings were insufficient to cover fixed charges by
    $394,000 for the year ended December 31, 1998.
(b) Excludes capitalized interest.